December 15, 2008

Mr. Evan S. Jacobson
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	PR Complete Holdings Inc. Registration Statement on Form S-1 Filed November 7, 2008 File No. 333-155178

Dear Mr. Jacobson:

We represent EPR Complete Holdings Inc. (the “Company” or “PR Complete”). We are in receipt of your letter dated December 3, 2008 regarding the above referenced filing and the following are our responses:

General

1.
Please include updated interim financial statements with your next amendment. The updated financial statements should include a balance sheet as of September 30, 2008, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.  See Rules 8-03 and 8-08 of Regulation S-X.

Answer:
Updated financial statements through September 30, 2008 have been included with the amended S-1 and the registration statement has been amended throughout to include such updated financial information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

2.
You state that your cash position may not be enough to support your daily operations and that you intend to raise additional funds by way of a public or private offering to continue to operate.  Expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern.  In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months.  Explain more specifically how you plan to address any material capital deficiency that you describe.  Include a more detailed description of how you plan to operate on a reduced budget.  In your response letter, tell us the basis for management’s belief that you will be able to acquire equity funding and long-term financing that will enable the company to operate for the next 12 months.  Also, state the current rate at which you are using capital in operations.  Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months.  Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones.  See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto;  see also SEC Release Nos. 33-6835 and 33-8350.

Answer:
This section of the S-1 has been revised to disclose the Company’s plan to eliminate the uncertainty as to whether the Company will be able to continue as a going concern and to address the other disclosures set forth above.   Specifically, the Company believes that it will be able to acquire equity funding through a PIPE or secondary offering at such time as the Company is approved to trade and has an active market for its stock.

Signatures

3.
Only the Company has signed your registration statement.  Your registration statement must be signed by the Company, the Company’s principal executive officer or officers, the Company’s principal financial officer, the Company’s controller or principal accounting officer and by at least a majority of the Company’s board of directors or persons performing similar functions.  The signatures of these individuals should be preceded by the text specified by the form. See paragraph 1 of Instructions to Signatures for Form S-1.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2 of Instructions to Signatures for Form S-1.  Thus, if Ms. Albice is also your controller or principal accounting officer, please indicate this in her signature block when she signs the registration statement in her other capacities.  Please revise.

Answer:	The signature page has been revised to disclose that Ms. Albice is also the principal accounting officer of the Company.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN